Exhibit 3.1

FORM OF

CERTIFICATE OF DETERMINATION

OF

RIGHTS, PREFERENCES AND PRIVILEGES

OF

6.82% SERIES B NON-CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF

ALLIANCE BANCSHARES CALIFORNIA

a California Corporation

The undersigned, Curtis S. Reis and Daniel L. Erickson, hereby certify that:

I. They are the duly elected and acting President/Chief Executive Officer and Assistant Secretary, respectively, of Alliance Bancshares California, a California corporation (the “Corporation”).

II. The authorized number of shares of 6.82% Series B Non-Cumulative Convertible Preferred Stock is 667,096, none of which have been issued.

III. Pursuant to authority given by the Corporation’s Articles of Incorporation, the Board of Directors of the Corporation has duly adopted the following recitals and resolutions:

“WHEREAS, the Articles of Incorporation of Alliance Bancshares California (the “Corporation”) authorizes a class of Preferred Stock comprising 20,000,000 shares issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Corporation is authorized to fix or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, including but not limited to the dividend rights, dividend rates, conversion rights, voting rights, and the liquidation preferences, and the number of shares constituting any such series and the designation thereof, or any of them, and it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a new class of Preferred Stock and the number of shares constituting such series; and

WHEREAS, the Corporation has previously designated 733,050 authorized shares of Preferred Stock as the 7% Series A Preferred Stock (the “Series A Preferred Stock”); and

WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to determine and fix the rights, preferences, privileges and restrictions relating to a new series of Preferred Stock and the number of shares constituting and the designation of said new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the Articles of

Incorporation, a series of preferred stock, without par value, of the Corporation be, and it hereby is, created, and that the designation and amount thereof and the powers, designations, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

1. DESIGNATION AND AMOUNT. There shall be created from the 20,000,000 shares of preferred stock, without par value, of the Corporation authorized to be issued pursuant to the Articles of Incorporation, a series of preferred stock, designated as the “6.82% Series B Non-Cumulative Convertible Preferred Stock” (the “Series B Preferred Stock”), and the number of shares of such series shall be 667,096. Such number of shares may be decreased by resolution of the Board of Directors; provided, however, that no such decrease shall reduce the number of authorized shares of the Series B Preferred Stock to a number less than the number of shares of the Series B Preferred Stock then issued and outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, if any, to purchase shares of Series B Preferred Stock, or upon the conversion of any outstanding securities issued by the Corporation that are convertible into shares of Series B Preferred Stock.

2. DEFINITIONS. As used herein, in addition to those terms otherwise defined herein, the following terms shall have the following meanings:

2.1 “Board of Directors” shall mean the Board of Directors of the Corporation or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action.

2.2 “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of Los Angeles are authorized or required by law or executive order to close.

2.3 “Common Stock” shall mean the common stock, no par value, of the Corporation, or any other class of stock resulting from successive changes or reclassifications of such common stock consisting solely of changes in par value, or from no par value to par value, or as a result of a subdivision, combination, or merger, consolidation or similar transaction in which the Corporation is a constituent corporation.

2.4 “Conversion Price” shall mean, initially, $17.00 per share of Common Stock, subject to adjustment from time to time as set forth in Section 6.

2.5 “Conversion Ratio” at any date shall mean the Liquidation Preference at such date divided by the Conversion Price at such date.

2.6 “Dividend Payment Date” with respect to any Dividend Period shall mean: (i) the 15th day of the month following the last day of such Dividend Period or, if such day is not a Business Day, the next succeeding Business Day or (ii) such other date specified by the Board of Directors with respect to the Dividend Period.

2.7 “Dividend Period” shall mean a calendar quarter, namely, the period January 1 through March 31, April 1 through June 30, July 1 through September 30, and October 1 (or the Issue Date for the quarter ending December 31, 2005) through December 31.

2.8 “Holder” shall mean a holder of record of an outstanding share or shares of the Series B Preferred Stock.

2.9 “Issue Date” shall mean the original date of issuance of shares of the Series B Preferred Stock.

2.10 “Junior Stock” shall mean the Common Stock and each other class of capital stock or series of preferred stock of the Corporation established by the Board of Directors after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

2.11 “Liquidation Preference” shall mean, with respect to each share of the Series B Preferred Stock, $17.00, subject to equitable adjustment from time to time pursuant to Section 8.4.

2.12 “Market Price” of the Common Stock on any day shall be deemed to be the closing price of the Common Stock on such day as officially reported by the principal securities exchange in which the shares of Common Stock are listed or admitted to trading or by the Nasdaq Stock Market, or if the Common Stock is not listed or admitted to trading on any securities exchange or the Nasdaq Stock Market, the last sale price, or if there is no last sale price, the closing bid price, as furnished by the National Association of Securities Dealers, Inc. (such as through the OTC Bulletin Board) or a similar organization if Nasdaq is no longer reporting such information. If the Market Price cannot be determined pursuant to the sentence above, the Market Price shall be determined in good faith (using customary valuation methods) by the Board of Directors based on the information best available to it.

2.13 “Parity Stock” shall mean each class of capital stock or series of preferred stock established by the Board of Directors after the Issue Date, the terms of which expressly provide that such class or series will rank on parity with the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation. The Series B Preferred Stock shall rank on parity with the Series A Preferred Stock upon the liquidation, winding up or dissolution of the Series B Preferred Stock, and thus the Series A Preferred Stock shall be Parity Stock.

2.14 “Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock corporation, trust, limited liability corporation, unincorporated organization or government or any agency or political subdivision thereof.

2.15 “Record Date” shall mean, with respect to a Dividend Payment Date, the last day of the calendar month immediately preceding the calendar month in which the Dividend Payment Date occurs, or such other date designated by the Board of Directors with respect to a Dividend Period.

2.16 “Senior Stock” shall mean each class of capital stock or series of preferred stock established by the Board of Directors after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock upon the liquidation, winding-up or dissolution of the Corporation.

2.17 “Series A Preferred Stock” shall mean the 7% Series A Non-cumulative Convertible Preferred Stock of the Corporation.

3. LIQUIDATION RIGHTS.

3.1 In the event of any liquidation, winding-up or dissolution of the Corporation, whether voluntary or involuntary, each Holder shall, subject to the prior rights of any holders of Senior Stock, be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its stockholders an amount equal to the Liquidation Preference for, and declared and unpaid dividends with respect to, each outstanding share of the Series B Preferred Stock held by such Holder, in preference to the holders of, and before any payment or distribution is made on (or any setting apart for any payment or distribution), any Junior Stock. After the payment to the Holders of the Liquidation Preference for each outstanding share of the Series B Preferred Stock, the Holders shall not be entitled to convert any share of the Series B Preferred Stock into Common Stock and shall not be entitled to any further participation in distributions of, and shall have no right or claim to, any of the remaining assets of the Corporation in respect of the shares of the Series B Preferred Stock.

3.2 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation) nor the merger or consolidation of the Corporation into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 3.

3.3 In the event the assets of the Corporation legally available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 3.1, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, winding-up or dissolution unless proportionate distributable amounts shall be paid with equal priority on account of the Series B Preferred Stock, ratably, in proportion to the full distributable amounts for which Holders and holders of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

3.4 All distributions made with respect to the Series B Preferred Stock in connection with any liquidation, winding-up or dissolution shall be made pro rata to the Holders.

4. VOTING RIGHTS. The shares of the Series B Preferred Stock shall have no voting rights except as required by California law from time to time.

5. DIVIDENDS.

5.1 Dividends shall be payable to the Holders, out of funds legally available therefor, when, as and if declared by the Board of Directors, in its sole discretion, at a rate per annum (subject to adjustment as provided in Section 8.4) equal to 6.82% of the Liquidation Preference, or initially $1.16 per share annually (or $0.29 per share in a full quarterly Dividend Period), payable quarterly on each Dividend Payment Date with respect to such Dividend Period, to the Holders at the close of business on the Record Date for such Dividend Payment Date.

Dividends shall be non-cumulative, and no right shall accrue to the Holders by reason of the fact that dividends are not paid with respect to any Dividend Period. Holders of the Series B Preferred shall not receive any dividends with respect to any Dividend Period in excess of dividends at the rate specified above, notwithstanding the declaration and payment of dividends in any amount to the holders of any other class or series of capital stock.

5.2 If full dividends on the Series B Preferred Stock have not been declared and paid (or a sum sufficient for such full payment is not so set apart) with respect to a Dividend Period, during the next succeeding Dividend Period (e.g., the period January 1 through March 31 for the Dividend Period ending the immediately prior December 31) without the affirmative vote or consent of the holders of a majority of the outstanding Series B Preferred Stock, no dividend or distribution may be declared, set aside or paid on any Junior Stock other than in shares of Junior Stock. This limitation does not limit the right of the Corporation to redeem, repurchase or retire any capital stock at any time.

5.3 When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and any other capital stock which has parity with the Series B Preferred Stock as to dividends, dividends upon the Series B Preferred Stock and dividends on such other capital stock payable during such Dividend Period shall be declared and set apart pro rata so that the amount of such dividends so payable per share on the Series B Preferred Stock and such other capital stock shall in all cases bear to each other the same ratio that full dividends for the then Dividend Period on the shares of Series B Preferred Stock and full dividends, including required or permitted accumulations, if any, on shares of such other capital stock, bear to each other. The Series A Preferred Stock and the Series B Preferred Stock shall have parity as to dividends.

5.4 If the Board of Directors declares a dividend with respect to a Dividend Period, the Holders at the close of business on the applicable Record Date will be entitled to receive the dividend payment on shares of the Series B Preferred Stock on the corresponding Dividend Payment Date notwithstanding the conversion thereof subsequent to such Record Date.

6. CONVERSION.

6.1 Each Holder shall have the right, at such Holder’s option, exercisable at any time and from time to time, to convert, subject to the terms and provisions of this Section 6 and Section 7, any or all of such Holder’s shares of the Series B Preferred Stock into such whole number of shares of Common Stock as is equal to the number of shares being converted multiplied by the Conversion Ratio in effect on the date of conversion, plus cash in lieu of any fractional share of Common Stock as provided in Section 6.5. To exercise such right, the Holder must deliver to the Corporation at its principal offices during usual business hours of the Corporation: (i) a written notice that the Holder elects to convert the number of shares of the Series B Preferred Stock specified in such notice; and (ii) the certificate(s) evidencing the shares of Series B Preferred Stock to be converted, properly endorsed or assigned for transfer. The conversion shall be deemed to occur at the close of business on the day the notice of conversion and certificate(s) are received by the Corporation.

6.2 The Series B Preferred Stock shall be converted into such whole number of shares of Common Stock as is equal to the number of shares being converted multiplied by the Conversion Ratio in effect on the date of conversion, plus cash in lieu of any fractional share of Common Stock as provided in Section 6.5, automatically and without further action by the Corporation or any Holder, upon the first to occur of any of the following: (i) upon the affirmative vote or written consent of the Holders of a majority of the then outstanding Series B Preferred Stock; (ii) on the 60th consecutive trading day that the Market Price of the Common Stock exceeds $22.00 (subject to adjustment as provided in Section 8.4), provided that such 60th trading day is after September 30, 2010; and (iii) on the first date there are fewer than 100,000 shares of Series B Preferred Stock outstanding (such number of shares adjusted for stock splits and reverse stock splits involving the Series B Preferred Stock or dividends of the Series B Preferred Stock occurring after the Issue Date). The Corporation shall give notice to the Holders of the automatic conversion of the Series B Preferred Stock pursuant to this Section 6.2, whereupon each Holder shall be obligated to surrender to the Corporation the certificate(s) evidencing his or her shares of Series B Preferred Stock, properly endorsed or assigned for transfer.

6.3 On the date of any conversion, all rights of any Holder with respect to the shares of the Series B Preferred Stock so converted, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to receive certificates (if applicable) for the number of whole shares of Common Stock into which such shares of the Series B Preferred Stock have been converted and cash in lieu of any fractional share as provided in Section 6.5.

6.4 The Corporation shall reserve out of the authorized but unissued shares of its Common Stock, sufficient shares of its Common Stock to provide for the conversion of shares of Series B Preferred Stock from time to time as such shares of Series B Preferred Stock are presented for conversion. The Corporation shall take all action necessary so that all shares of Common Stock that may be issued upon conversion of shares of Series B Preferred Stock will upon issue be validly issued, fully paid and nonassessable, and free from all liens and charges in respect of the issuance or delivery thereof.

6.5 No fractional shares or securities representing fractional shares of Common Stock shall be issued upon any conversion of any shares of the Series B Preferred Stock. If more than one share of the Series B Preferred Stock held by the same Holder shall be subject to conversion at one time, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the conversion of all of such shares of the Series B Preferred Stock. If the conversion of any share or shares of the Series B Preferred Stock results in a fraction, an amount equal to such fraction multiplied by the Market Price of the Common Stock on the conversion date shall be paid to such Holder in cash by the Corporation.

6.6 If the outstanding shares of Common Stock are subdivided, by stock split or otherwise, into a greater number of shares of Common Stock, or if the Corporation shall declare or pay any dividend on the Common Stock payable in shares of Common stock, then the Conversion Price in effect prior to such event shall be proportionately decreased upon the occurrence of such event. If the outstanding shares of Common Stock are combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect prior to such event shall be proportionately increased upon the occurrence of such event.

6.7 If the Corporation fixes a record date for the determination of holders of Common Stock entitled to receive any distribution payable in securities of the Corporation other than shares of Common Stock (excluding any distribution in which the Series B Preferred Stock participates on an as-converted basis, and any distribution for which adjustment is otherwise made pursuant to this Section 6), then in each such case provision shall be made so that the holders of Series B Preferred Stock receive upon conversion, in addition to the Common Stock issuable upon conversion of their shares, the other securities of the Corporation which they would have received had their shares of Series B Preferred Stock been converted into Common Stock immediately prior to such event and had they thereafter retained such securities, subject to all other adjustments called for during such period under this Section 6.

6.8 If the Common Stock is changed into the same or a different number of shares of any other class or series of stock, whether by capital reorganization, reclassification or otherwise (other than a stock dividend, combination, split or other event for which adjustment is made pursuant to Section 6.6), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be adjusted such that the Series B Preferred Stock shall be convertible into, in lieu of the Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or series of stock equivalent to the number of shares of Common Stock that the holders would have been entitled to receive upon conversion of their Series B Preferred Stock immediately prior to such reclassification or capital reorganization.

6.9 Notwithstanding anything herein to the contrary, no adjustment under this Section 6 need be made to the Conversion Price unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of such Conversion Price.

6.10 Upon any increase or decrease in the Conversion Price pursuant to this Section 6, the Corporation promptly shall deliver to each Holder a notice describing in reasonable detail the event requiring the increase or decrease in the Conversion Price and the method of calculation thereof and specifying the increased or decreased Conversion Price in effect following such adjustment.

7. REDEMPTION.

7.1 At any time and from time to time on or after September 30, 2013, the Corporation shall have the right, at its option but subject to the approval of the Federal Reserve Board if required, to redeem all or a portion of the outstanding shares of the Series B Preferred Stock, subject to the legal availability of funds therefor, at a price payable in cash equal to the Liquidation Preference thereof plus any declared and unpaid dividends (the “Redemption

Price”). In the event of redemption of less than all of the outstanding Series B Preferred Stock, such redemption shall be pro rata or by lot as determined by the Board of Directors.

7.2 Unless the Corporation defaults in the payment of the Redemption Price, the right of the Holders pursuant to Section 6 to convert shares of the Series B Preferred Stock into Common Stock shall terminate at the close of business on the Business Day preceding the date fixed by the Corporation for redemption (the “Redemption Date”), dividends on the Series B Preferred Stock will cease to be payable on and after the Redemption Date and all other rights of the Holders will terminate on the Redemption Date except for the right to receive the Redemption Price, without interest.

7.3 The Corporation will furnish written notice of the redemption by first class mail to each Holder not less than 30 nor more than 60 days in advance of the Redemption Date (the “Redemption Notice”). In addition to any information required by applicable law or regulation, the Redemption Notice shall state, as appropriate:

7.3.1 the Redemption Date;

7.3.2 the total number of shares of the Series B Preferred Stock to be redeemed;

7.3.3 that each outstanding share of the Series B Preferred Stock will be redeemed for cash in an amount equal to the Redemption Price;

7.3.4 that the right of the Holders to voluntarily convert shares of the Series B Preferred Stock into Common Stock will terminate at the close of business on the Business Day preceding the Redemption Date, unless the Corporation defaults in the payment of the Redemption Price; and

7.3.5 that the Holders must surrender to the Corporation, in the manner and at the place or places designated, such physical certificate or certificates representing the shares of the Series B Preferred Stock to be redeemed.

7.4 In order to receive the Redemption Price, a Holder must surrender to the Corporation the certificate or certificates to the Corporation evidencing his or her Series B Preferred Stock (properly endorsed or assigned for transfer, if the Corporation shall so require and the Redemption Notice shall so state), in the manner and at the place or places designated in the Redemption Notice. Each surrendered certificate shall be canceled and retired.

8. MISCELLANEOUS

8.1 If any Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall, upon the request and at the expense of the Holder, issue, in exchange and in substitution for and upon cancellation of the mutilated Series B Preferred Stock certificate, or in lieu of and substitution for the Series B Preferred Stock certificate lost, stolen or destroyed, a new Series B Preferred Stock certificate of like tenor and representing an equivalent amount of shares of the Series B Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series B Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation. The Corporation shall not be required to issue any physical certificates representing shares of the Series B Preferred Stock on or after any conversion date with respect to such shares of the Series B Preferred Stock. In place of the delivery of a replacement certificate following any such conversion date, upon delivery of the evidence and indemnity described above, the Corporation will deliver the shares of Common Stock.

8.2 With respect to any notice to a Holder required to be provided hereunder, such notice shall be mailed to the registered address of such Holder, and neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any redemption, conversion, distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding-up or other action, or the vote upon any action with respect to which the Holders are entitled to vote. All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Any notice that was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

8.3 The shares of the Series B Preferred Stock shall be issuable, convertible and redeemable only in whole shares.

8.4 The Liquidation Preference, the amount of dividends per share set forth in Section 5 and the dollar amount set forth in Section 6.2(ii) shall be subject to adjustment, as appropriate, whenever there shall occur a stock split, stock dividend, combination, reclassification or other similar event involving shares of the Series B Preferred Stock. Such adjustments shall be made in such manner and at such time as the Board of Directors in good faith determines to be equitable in the circumstances, any such determination to be evidenced in a resolution. Upon any such equitable adjustment, the Corporation shall promptly deliver to each Holder a notice describing in reasonable detail the event requiring the adjustment and the method of calculation thereof and specifying the increased or decreased Liquidation Preference or annual dividend rate in effect following such adjustment.

8.5 Shares of the Series B Preferred Stock redeemed by the Corporation or converted into Common Stock shall be retired and canceled and shall have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Corporation be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Corporation.

8.6 In case, at any time while any of the shares of the Series B Preferred Stock are outstanding:

8.6.1 The Corporation shall declare a dividend (or any other distribution) on any Junior Stock; or

8.6.2 The Corporation shall authorize the issuance to all holders of its shares of any Junior Stock of rights or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

8.6.3 There is any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party or the sale or transfer of all or substantially all of the assets of the Corporation; or

8.6.4 There is the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to Holders at least 10 days before the date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, and/or (ii) the date on which any such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares for the applicable consideration, deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

8.7 The headings of the various sections and subsections of this Certificate of Determination are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Determination.

8.8 Whenever possible, each provision of this Certificate of Determination shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Determination. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Determination would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

8.9 The Holders as such are not entitled to any preemptive or preferential right to purchase or subscribe to any capital stock, obligations, warrants or other securities of the Corporation.

8.10 Except as may otherwise be required by law, the shares of the Series B Preferred Stock shall not have any powers, designations, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Determination or the Articles of Incorporation.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate of Determination are true and correct of our own knowledge.

Dated: December 22, 2005

/s/ Curtis S. Reis
Curtis S. Reis
President and Chief Executive Officer

/s/ Daniel L. Erickson
Daniel L. Erickson, Assistant Secretary